SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GVI Security Solutions, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

3622E10 1
(CUSIP Number)

Not Applicable**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Person is voluntarily filing this Schedule 13G as a transition from a Schedule 13D.

CUSIP No.	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Kolow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,345,623
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,345,623
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,345,623
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.77%
12	TYPE OF REPORTING PERSON* IN

CUSIP No.	13G	Page 3 of 5 Pages

Item 1.

(a)	The name of the Issuer is GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices of the Issuer is 2801 Trade Center Drive, Carrollton, Texas 75007

Item 2.

(a)	This statement is being filed by Steven M. Kolow (hereinafter referred to as “Kolow” or the “Reporting Person”).
(b)	The address for Mr. Kolow is P.O. Box 5360, Wayland, Massachusetts 01778.
(c)	Mr. Kolow is a citizen of the United States.
(d)	This Schedule 13G relates to the common stock, par value $.001 per share (the “Common Stock”) of the Issuer.
(e)	The CUSIP Number of the Issuer is 3622E10 1

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)
As of the date of this filing, the Reporting Person beneficially owns 5,345,623 shares of the Common Stock of the Issuer consisting of (i) 4,420,685 shares of the Common Stock owned directly by the Reporting Person; (ii) an immediately exercisable Warrant to purchase 324,938 shares of the Common Stock of the Issuer owned directly by the Reporting Person; and (iii) 600,000 shares of the Common Stock of the Issuer owned by the Kolow Charitable Foundation (the “Foundation”). The Reporting Person is the sole Trustee of the Foundation. The Reporting Person disclaims beneficial interest in the shares of the Common Stock owned by the Foundation.

CUSIP No.	13G	Page 4 of 5 Pages

(b)
As of the date of this filing (based on 28,147,107 shares of the Common Stock of the Issuer issued and outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 26, 2007 and taking into consideration immediately exercisable Warrants owned by the Reporting Person to purchase an aggregate of 324,937 shares of the Common Stock of the Issuer), the 5,345,623 shares of the Common Stock of the Issuer beneficially owned by Kolow constitutes 18.77% of the Company’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: Kolow has the sole power to vote or to direct the vote of all of the 5,345,623 shares of the Common Stock of the Issuer beneficially owned by him.
(ii)	Shared power to vote or to direct the vote: 0
(iii)
Sole power to dispose or to direct the disposition of: Kolow has the sole power to dispose or to direct the disposition of all of the 5,345,623 shares of the Common Stock of the Issuer beneficially owned by him.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2008

By:	/s/ Steven M. Kolow
Steven M. Kolow